September 19, 2024

Per Ansgar
Chief Financial Officer
Polestar Automotive Holding UK PLC
Assar Gabrielssons V  g 9
405 31 Gothenburg, Sweden

       Re: Polestar Automotive Holding UK PLC
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-41431
Dear Per Ansgar:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023
Item 6. Directors, Senior Management and Employees
F. Disclosure of a registrant's action to recover erroneously awarded , page 56

1. We note that in 2023 your executive officers received bonuses based on the achievement of key performance indicators as determined by your board of directors. We also note your statement that there was no recovery of erroneously awarded compensation. Please briefly explain to us why application of the recovery policy resulted in this conclusion.
       See Item 402(w)(2) of Regulation S-K.
2. It appears that you have not provided your disclosure about your recovery analysis in an
       Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR
       Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 19, 2024
Page 2

      Please contact Robert Arzonetti at 202-551-8819 or Sebastian Gomez Abero at 202-551-
3578 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance